BC Form 51-901F



ISSUER DETAILS

NAME OF ISSUER: Ridgeway Petroleum Corp.

FOR QUARTER ENDED: June 30, 2003

DATE OF REPORT: August 25, 2003

ISSUER'S ADDRESS: 1080, 700-4th Avenue S.W.
Calgary, Alberta
T2P 3J4

ISSUER TELEPHONE NUMBER: (403) 266-6362

ISSUER FACSIMILE NUMBER: (403) 262-5294

CONTACT NAME: J. Bruce Petrie

CONTACT'S POSITION: Chief Financial Officer

CONTACT TELEPHONE NUMBER: (403) 266-6362

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNITURE: **"Walter B. Ruck"**

PRINT FULL NAME: Walter B. Ruck

DATE SIGNED: August 25, 2003

DIRECTOR'S SIGNITURE: **"K. Barry Sparks"**

PRINT FULL NAME: K. Barry Sparks

DATE SIGNED: August 25, 2003

Ridgeway Petroleum Corp.

SCHEDULE "A"
CONSOLIDATED
FINANCIAL STATEMENTS

June 30, 2003

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	June 30 2003	December 31 2002
Assets		
Current assets		
Cash	**$ 112,396**	$ 309,820
Accounts receivable	**24,677**	21,657
Prepaid expenses and deposits	**211,354**	255,667
	348,427	587,144
Office furniture and equipment and automotive, at cost	**171,987**	171,987
Less: Accumulated depreciation	**(97,780)**	(87,887)
	74,207	84,100
Resource properties, net *(Note 3)*	**38,141,052**	37,592,582
	$ 38,563,686	$ 38,263,826
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 116,857**	$ 120,463
Future income tax liability *(Note 5)*	**8,425,233**	8,425,233
Shareholders' Equity		
Share capital *(Note 4)*		
Authorized		
25,000,000 preference shares of no par value		
100,000,000 common shares of no par value		
Issued		
Common shares	**59,959,073**	58,923,573
Deficit	**(29,769,072)**	(29,037,038)
Common shares acquired, at cost *(Note 4)*	**(168,405)**	(168,405)
	30,021,596	29,718,130
	$ 38,536,686	$ 38,263,826

Contingencies (Note 1)

Approved by the Board "K. B. Sparks" **Director** "W. B. Ruck" **Director**

K. B. Sparks — W. B. Ruck

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended June 30	
	2003	2002
Revenues		
Production of crude carbon dioxide, net of royalties	$ 41,958	$ -
Interest and other income	3,684	664
	45,642	664
Expenses		
Depreciation and depletion	37,917	1,612
Foreign currency translation (gain)	20,043	24,482
Insurance	10,140	10,301
Land management services	9,915	29,413
Legal	53,720	57,307
Office and equipment	73,812	53,215
Other	2,305	4,772
Other professional	72,670	133,062
Promotion	5,399	14,752
Transfer agent and stock exchange fees	28,386	35,503
Travel	11,183	6,475
Wages and salaries	104,656	105,220
	430,146	476,114
Loss for the period	(384,504	(475,450)
Deficit, beginning of period	(29,384,568)	(27,565,890)
Deficit, end of period	$(29,769,072)	$(28,041,340)
Loss per share-Basic and diluted	$ (0.01)	$ (0.01)

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Six months ended June 30 2003	2002
Revenues		
Production of crude carbon dioxide, net of royalties	$ 87,489	$ -
Interest and other income	4,007	1,183
	91,496	1,183
Expenses		
Depreciation and depletion	78,058	3,225
Foreign currency translation (gain)	34,129	23,662
Insurance	18,242	19,086
Land management services	13,282	42,544
Legal	102,883	69,381
Office and equipment	110,269	86,325
Other	3,320	6,863
Other professional	150,400	204,333
Promotion	29,576	27,657
Transfer agent and stock exchange fees	36,798	41,553
Travel	33,757	19,256
Wages and salaries	212,816	211,847
	823,530	755,732
Loss for the period	(732,034)	(754,549)
Deficit, beginning of period	(29,037,038)	(27,286,791)
Deficit, end of period	$(29,769,072)	$(28,041,340)
Loss per share-Basic and diluted	$ (0.02)	$ (0.02)

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended June 30 2003	2002
Cash (used in) provided by operating activities		
Loss for the period	**$ (384,504)**	$ (475,450)
Items not affecting cash		
Depreciation and depletion	**37,917**	1,612
	(346,587)	(473,838)
Changes in non-cash working capital	**(210,647)**	55,143
Cash (used in) provided by operating activities	**(557,234)**	(418,695)
Cash provided by (used in) investing activities		
Property expenditures	**(271,379)**	(296,483)
Cash provided by (used in) investing activities	**(271,379)**	(296,483)
Cash provided by (used in) financing activities		
Issuance of share capital for cash	**785,000**	398,750
Acquisition of common shares of the Company	**-**	(29,350)
Cash provided by (used in) financing activities	**785,000**	369,400
Increase (decrease) in cash	**(43,613)**	(345,778)
Cash, beginning of period	**156,009**	605,174
Cash, end of period	**$ 112,396**	$ 259,396

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months ended June 30 2003	2002
Cash (used in) provided by operating activities		
Loss for the period	**$ (732,034)**	$ (754,549)
Items not affecting cash		
Depreciation and depletion	**78,058**	3,225
	(653,976)	(751,324)
Changes in non-cash working capital	**37,687**	51,686
Cash (used in) provided by operating activities	**(616,289)**	(699,638)
Cash provided by (used in) investing activities		
Property expenditures	**(616,635)**	(641,252)
Cash provided by (used in) investing activities	**(616,635)**	(641,252)
Cash provided by (used in) financing activities		
Issuance of share capital for cash	**1,035,500**	717,500
Acquisition of common shares of the Company	**-**	(29,350)
Cash provided by (used in) financing activities	**1,035,500**	688,150
Increase (decrease) in cash	**(197,424)**	(652,740)
Cash, beginning of period	**309,820**	912,136
Cash, end of period	**$ 112,396**	$ 259,396

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003

1 Operations

The Company reported a loss of $732,034 for the period ended June 30, 2003 (2002--$754,549) and working capital of $231,570 as at June 30, 2003 (2002--$350,525). Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for helium and carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 Summary of significant accounting policies

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiaries Ridgeway Texan Oil Co. and Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Resource properties
The Company's resource property activities were accounted for using the preproduction or development stage method. Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs are being depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field. The carrying value of the Company's resource properties is subject to a quarterly assessment for potential impairment. Any impairment loss is the difference between the carrying value of the properties and its net recoverable amount (undiscounted). The carrying value of the properties is treated as a single cost centre for the purposes of this assessment.

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock option plan
The Company periodically grants stock options to directors and employees of the Company. No compensation is recognized when the stock options are issued or exercised. The consideration paid upon exercise of stock options is credited to share capital.

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the year, which was used for purposes of the computation of per share data, was 37,746,500 (2002-37,574,700).

3 *Resource properties*

	June 30	
	2003	**2002**
Balance, beginning of period	**$ 37,592,582**	$ 36,930,037
Add: Expenditures	**616,635**	641,252
Deduct: Depletion for the period	**(68,165)**	-
Balance, end of period	**$ 38,141,052**	$ 37,571,289

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprise primarily drilling costs and include approximately $4,747,000 of lease acquisition and rental costs (2002 - $4,051,500).

4 Share capital

	June 30, 2003		June 30, 2002	
	Number	**Amount**	**Number**	**Amount**
Balance, beginning of period	**37,546,569**	**$ 58,923,573**	36,621,013	$ 57,339,211
Issued for cash				
Private placements	**205,000**	**410,000**	-	-
Warrants	**30,000**	**63,000**	140,000	280,000
Incentive stock options	**450,000**	**562,500**	350,000	437,500
Balance, end of period	**38,231,569**	**$ 59,959,073**	37,111,013	$ 58,056,711

Pursuant to a normal course issuer bid which expired September 30, 2002, the Company acquired 85,200 of its common shares at a cost of $168,405.

The following tables summarize the information about currently exercisable stock options to purchase common shares at June 30, 2003:

	Stock Options	Weighted Average Exercise Price
Balance, beginning of period	3,615,000	$2.33
Exercised	(450,000)	1.25
Expired	(150,000)	1.25
Balance, end of period	3,015,000	$2.54

Exercise Price ($)	**Outstanding Stock Options**	
	Number of Options	Weighted Average Remaining Contractual Life (Months)
1.75	265,000	8
1.75	15,000	1
1.80	1,185,000	16
1.80	75,000	1
2.90	100,000	19
2.95	200,000	23
3.00	75,000	24
3.30	250,000	7
3.50	850,000	1
	3,015,000	10.6

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for share options granted to employees and directors. As now required by Canadian Generally Accepted Accounting Principles, the impact on compensation costs using the fair value method, had such compensation costs been recorded in the Statement of Operations, must be disclosed. If the Black-Scholes method had been used for the 375,000 stock options granted at exercise prices ranging from $2.90 to $3.00 and the 250,000 stock options extended at an exercise price of $3.30 during the period ended June 30, 2002, the Company's loss for the period would have increased from $754,549 to $1,788,841 and the loss per share would have increased from $0.02 to $0.05 per basic and diluted share, all on a pro forma basis. The Black-Scholes model is currently the only method recognized by the regulators. The Company believes this method is limited in its application for determining the fair value of stock options.

The fair value of each option granted or extended is estimated on the date of grant or extension using the Black-Scholes option-pricing model with the following weighted average assumptions: risk free interest rate--3.0%, expected lives (years)--2.0, expected volatility--1.10. The weighted average grant-date fair value of the options granted and extended during the quarter ended March 31, 2002 was $1.65 per option.

5 Income taxes

At December 31, 2002, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $14.7 million (of which approximately $6.6 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $6.3 million expire over various years up to 2010; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards.

Substantially all of the Company's future tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

6 Segmented information

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the period ended June 30, 2003, the Company had a loss of $732,034. Approximately $321,084 of this loss pertains to the U.S. operations.

		June 30, 2003	
	Canada	U.S.A.	Total
Office furniture and equipment and automotive	$ 71,426	$ 100,561	$ 171,987
Less: Accumulated depreciation	(58,436)	(39,344)	(97,780)
Resource properties		38,302,482	38,302,482
Less: Accumulated depletion		(161,430)	(161,430)
Corporate assets	113,940	234,487	348,427
Total assets	$ 126,930	$ 38,436,756	$ 38,563,686
Capital expenditures	$ -	$ 616,635	$ 616,635

For the year ended December 31, 2002, the Company had a loss of $1,360,454. Approximately $725,398 of this loss pertains to the U.S. operations.

	December 31, 2002		
	Canada	**U.S.A.**	**Total**
Office furniture and equipment and automotive	$ 71,426	$ 100,561	$ 171,987
Less: Accumulated depreciation	(56,996)	(30,891)	(87,887)
Resource properties	-	37,685,847	37,685,847
Less: Accumulated depletion	-	(93,265)	(93,265)
Corporate assets	275,808	311,336	587,144
Total assets	$ 290,238	$ 37,973,588	$ 38,263,826
Capital expenditures	$ -	$ 817,923	$ 817,923

7 *Financial instruments*

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

8 *Comparative amounts*

Certain amounts relating to 2002 have been restated to conform with the presentation adopted in 2003.

June 30, 2003 Quarterly Report

BC Form 51-901F
Schedule "B": Supplementary Information

1. Analysis of expenses and deferred costs--Schedule "A"

- Resource property expenditures for the six months ended June 30, 2003 were $616,635 and included primarily lease rental costs.

- Other professional expenses of $150,400 include consulting fees related to the ongoing development of its St. Johns Helium/CO_2 Project in eastern Arizona and western New Mexico.

- Office and equipment expenses of $110,269 include rent ($35,961), telephone ($17,652), printing and supplies ($18,968), equipment rental ($7,502) and postage and delivery ($18,735).

2. (a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price	Total Proceeds	Type of Consideration Paid
03/04/16	Common Share	Exercise of Incentive Stock Option	25,000	$1.25	$31,250	Cash
03/05/05	Common Share	Exercise of Incentive Stock Option	275,000	$1.25	$343,750	Cash
03/05/16	Common Share	Private Placement	115,500	$2.00	$231,000	Cash
03/05/16	Common Share Purchase Warrant	Private Placement	115,500	Nil	Nil	Nil
03/06/17	Common Share	Private Placement	89,500	$2.00	$179,000	Cash
03/06/17	Common Share Purchase Warrant	Private Placement	89,500	Nil	Nil	Nil

(b) **Options Granted**

Nil

3. (a) **Authorized and Issued**

Authorized capital	
Preference Shares	25,000,000
Common Shares	100,000,000
Issued and outstanding	
Preference Shares	1,000
Common Shares	38,231,569

(b)(i) **Warrants Outstanding**

Number of Share Purchase Warrants	Exercise Price	Expiry Date
115,500	$2.25	May 16, 2005
89,500	$2.25	June 17, 2005

(b)(ii) **Options Outstanding**

Name	Number of Shares	Exercise Price	Expiry Date
W. B. Ruck	200,000	$3.50	July 24, 2003
	60,000	$1.75	March 1, 2004
	175,000	$1.80	November 1, 2004
T. W. Ruck	100,000	$3.50	July 24, 2003
	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
D. J. Currie	100,000	$3.50	July 24, 2003
	250,000	$3.30	February 5, 2004
	20,000	$1.75	March 1, 2004
	125,000	$1.80	November 1, 2004
	75,000	$3.00	June 25, 2005
T. L. Kraus	25,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
L. S. Melzer	100,000	$3.50	July 24, 2003
	40,000	$1.75	March 1, 2004
	125,000	$1.80	November 1, 2004
K. B. Sparks	100,000	$3.50	July 24, 2003
	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
M. C. Vukets	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
	100,000	$2.90	January 23, 2005

J. P. Dorrier	200,000	$2.95	May 23, 2005
J. B. Petrie	150,000	$3.50	July 24, 2003
	40,000	$1.75	March 1, 2004
	200,000	$1.80	November 1, 2004
E. E. Thornton	20,000	$1.75	March 1, 2004
	75,000	$1.80	November 1, 2004
C. G. Tanner	50,000	$3.50	July 24, 2003
	35,000	$1.80	November 1, 2004
C. Koeksal	50,000	$1.80	November 1, 2004
T. T. White	50,000	$3.50	July 30, 2003
	15,000	$1.75	July 30, 2003
	75,000	$1.80	July 30, 2003

(c) Escrowed Shares

Nil

(d) Directors and Officers

Donald J. Currie, John P. Dorrier, Thayne L. Kraus, L. Stephen Melzer, Timothy W. Ruck, Walter B. Ruck, K. Barry Sparks, Michael C. Vukets, J. Bruce Petrie and C. Koeksal.

August, 2003

BC Form 51-901F

SCHEDULE"C": MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED JUNE 30, 2003

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company has spent approximately $38,302,500 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 263,000 acres which reflects recent relinquishments following updated geological interpretations.

Pursuant to the normal course issuer bid announced in September 2001, the Company purchased 85,200 of its common shares at a cost of $168,405. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

General-Financial

Management's Discussion and Analysis relating to the consolidated financial statements for the six months ended June 30, 2003 and 2002 follows.

Since early 1997, the Company has completed a number of private placements for gross proceeds of approximately $29.7 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such private placements. In addition, a further $1.9 million has raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of eighteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset. It is not necessary to incur significant additional expenditures to further establish the value of this asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase Ridgeway's helium.

Earlier in 2002, the Company signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to continue to explore and evaluate the commercial feasibility of the Company's CO_2 holdings.

With the signing of these two agreements, the Company has now achieved two of the key goals necessary in the development of the Project. The remaining strategic goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery arena, which the Company is actively pursuing.

The Project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in California.

In July 2003, the Company announced that it had arranged, subject to regulatory approval, a non-brokered 222,223 unit private placement at $2.25 per unit for aggregate proceeds of approximately $500,000. Each unit comprises one share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $2.45 per share for two years from the date of the closing of the private placement. No commissions are payable on this transaction. Subsequently, the private placement was increased to 403,332 units for aggregate proceeds of approximately $907,500.

In addition, the Company announced that it had received Helium analysis from 3 different zones in 3 separate wells approximately confirming earlier corporate testing.

Well #	*Helium Content*	*Zone*
22 – 1X State	*HE 1.11 %*	*Ft Apache – Upper Zone*
3 – 1 State	*HE .572 %*	*Amos Wash – Middle Zone*
10 – 22 State	*HE .0671 %*	*Lower Abo – Deepest Zone*

These results are from a field gas origin study being carried out by a group including the department of Earth Sciences at the University of Manchester, Manchester, England.

Also in July 2003, it was announced that the Company and Union Securities Ltd. had agreed to cancel a financing agreement announced in February 2003.

The proceeds from the private placement are intended to be used to conduct a field development/appraisal project to acquire more precise data and detailed estimates for the field development stage and provide input for more detailed project economic modeling and to pay annual lease rentals and other expenses, all in connection with Ridgeway's St. Johns Helium/CO_2 Project located in Arizona and New Mexico.

The development/appraisal project is to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field. This development/appraisal project will also test the recommendations provided by Cambrian Management, Ltd. who were retained by Ridgeway to establish drilling and completion practices for the future development of the Project.

The additional wells for the liquids plant should enable Reliant Processing to achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months. At that time, the revenues from the liquids plant are anticipated to be sufficient to fund the annual lease rental payments and general and administrative expenses of Ridgeway on an ongoing basis. The ability of Ridgeway to be self-sustaining is a key step in the process of creating shareholder value.

The ability to achieve the projected volume target in the near term has been hampered by two reasons: the delay in the undertaking of the development/appraisal project by the Company and technical issues at the liquids plant related to the processing facilities. The plant has been shut down for several weeks while Reliant has been resolving these issues. To date, Reliant has determined how to modify their processing facilities to deal with a non-CO_2 element and the re-design work is underway. Reliant has advised the Company that they expect the plant to be operational early in the fourth quarter.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, the Company continues to actively explore strategic alternatives, which could include the formation of a strategic alliance or joint venture, or the possible merger or business combination of Ridgeway with another entity. As described above, the alliances with Air Liquide and CIG are major steps in this process.

Liquidity and Capital Resources

At June 30, 2003, the Company had working capital of $231,570.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $7.8 million. If the Company is unable to raise sufficient funds, there is a risk of a number of leases expiring with a corresponding reduction in the value of the asset.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

An earlier private placement which closed in June and the exercise of a number of employee stock options and common share purchase warrants has raised approximately $1,000,000 to date in 2003. This will provide the Company with sufficient funds until the private placement

noted above has been completed. This latter funding is critical if the Company is to drill the additional wells for the liquids plant to enable Reliant Processing to achieve their projected volume target of 500 liquid tons per day over the next eighteen months. At that time, the revenues from the plant are anticipated to be sufficient to fund the annual lease rental payments and general and administrative expenses of Ridgeway on an ongoing basis.

The ability of the Company to be self-sustaining is a key step in providing sufficient liquidity until full development of the Project begins.

Results of Operations
Six Months Ended June 30, 2003 and 2002

During the first six months of 2003, the Company incurred a loss of $732,034 compared to a loss of $754,549 during the same period in 2002.

While the loss for the period is relatively unchanged from the comparable period last year, there are number of activities that account for the changes in the components.

On the positive side, the results for the period include the revenues from the initial production and sale of crude CO_2 to the Reliant Processing liquids plant, which commenced operations in early July of 2002. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude CO_2 to the liquids plant.

The increase in office and equipment reflects higher rental costs as a result of a renewed office lease and higher costs associated with mailings and preparation of reports to shareholders.

The increase in legal in 2003 includes fees related to contractual negotiations, private placement and other funding activity as well as other corporate matters.

In 2002, land management services and other professional included costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands.

In 2003, the increase in travel reflects the Company's efforts to raise the profile of the Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. For the first time in several years, the Canadian dollar has strengthened rather than weakened on a period over period basis.

The level of activity continues to be consistent with the Company having established the size and value of the Project. The Company has sufficient resources to continue the development of the project and will utilize consultants, as it is required.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is fully developed and Helium and/or CO_2 is flowing to markets. The startup of the liquids plant in mid-2002 represents the initial operating revenues from the Project.

Resource property expenditures were $616,635 in the period compared to $641,252 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Results of Operations
Quarter Ended June 30, 2003 and 2002

A loss of $384,504 was incurred during the quarter ended June 30, 2003 compared to a loss of $475,1140 during the same period in 2002.

The reduction in the loss for the quarter compared to last year is primarily the result of the startup of the liquids plant and the fact that in 2002, land management services and other professional included costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands.

The results for the period include the revenues from the initial production and sale of crude CO_2 to the Reliant Processing liquids plant, which commenced operations in early July of 2002. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude CO_2 to the liquids plant.

The increase in office and equipment reflects higher rental costs as a result of a renewed office lease and higher costs associated with mailings and preparation of reports to shareholders.

Resource property expenditures were $271,379 in the period compared to $296,483 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Potential Risks and Uncertainties

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.